UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 12b-25
NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-18032
CUSIP NUMBER 518415104

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	January 3, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Lattice Semiconductor Corporation
Full Name of Registrant

Former Name if Applicable

5555 N. E. Moore Court
Address of Principal Executive Office (Street and Number)

Hillsboro, Oregon 97124-6421
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Lattice Semiconductor Corporation (the “Company”) previously announced that a detailed review of its deferred income accounting is being conducted under the direction of its Audit Committee.  Deferred Income is the balance sheet account that represents the estimated future gross margin, including credits that may be due, related to inventory held by the Company’s distributors that is expected to be either resold to end users or returned to the Company for a credit.  On March 18, 2004, the Company announced that it has not yet completed its deferred income accounting review.  As a result, the release of year-end earnings by the Company has been delayed.

During the course of the review, the Company concluded that the deferred income account became overdepleted during 2003.  Consequently, the Company anticipates restatement of its first, second and third quarter 2003 financial statements.  The Company currently believes the restatement will result in a reduction of 2003 year-to-date revenue of approximately $10 to $11 million, a reduction of 2003 year-to-date cost of sales of approximately $1.5 to $2 million and an increase of 2003 year-to-date net loss of approximately $8.5 to $9.5 million.  The review will also conclude upon appropriate corrective measures.

As a result of the ongoing review and the anticipated restatement of its first, second and third quarter 2003 financial statements, the Company could not timely file its Form 10-K for the year ended January 3, 2004 without unreasonable effort or expense.  The Company intends to file its Form 10-K as soon as practicable following completion of the review, and anticipates that the filing will occur on or before the 15th day following the prescribed due date.

(Attach extra Sheets if Needed)

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jan Johannessen	(503)	268-8000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes			☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that there will be significant changes in results of operations for the 2003 fiscal year compared to the 2002 fiscal year.  As discussed above, the Company anticipates restatement of its first, second and third quarter 2003 financial statements and currently believes the restatement will result in a reduction of 2003 year-to-date revenue of approximately $10 to $11 million, a reduction of 2003 year-to-date cost of sales of approximately $1.5 to $2 million and an increase of 2003 year-to-date net loss of approximately $8.5 to $9.5 million.  However, because the review of its deferred income accounting has not been completed, the Company has had to delay the release of its year-end financial results.  The Company intends to release this information as soon as practicable following completion of the review.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws including statements relating to our anticipated restated financial results, anticipated changes in results of operations for 2003 compared to 2002 and the anticipated filing date of the Company’s 10-K.  Investors are cautioned that actual events and results could differ materially from these statements as a result of a number of factors, including the possible need to make further accounting adjustments and the Company’s ability to file its 10-K on or before the 15th day following the prescribed due date.  The Company does not intend to update or revise any forward looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Lattice Semiconductor Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2004	By	/s/ Jan Johannessen
Name: Jan Johannessen
Title: Corporate Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.

One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.

Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).